UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Rule 14f-1

                    Report of Change in Majority of Directors

   Information Statement Pursuant to Section 14(f) of the Securities Exchange
                     Act of 1934 and Rule 14f-1 thereunder

                                   CDOOR CORP.
                (Name of Registrant as Specified In Its Charter)


                       Commission File Number: 333-128399


                                   CDOOR CORP.
                             20A Rehov Sharei Torah
                     Bayit Vegan, Jerusalem, Israel L3 96387
                                 (212) 730-4302



       Incorporated in the                              Employer Identification
        State of Delaware                                    No. 20-1945139



                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


                 NO VOTE OR OTHER ACTION BY THE SHAREHOLDERS OF
                   CDOOR CORP. IS REQUIRED IN RESPONSE TO THIS
             INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

GENERAL

This Information Statement is being mailed on or about October 19, 2006 to the holders of shares of common stock, par value $0.0001 (the "Common Stock") of CDoor Corp. ("CDoor"). You are receiving this Information Statement in connection with the proposed appointment of new members to a majority of seats on CDoor's Board of Directors (the "Board").

On October 16, 2006, Mr. Ka Yu, Mr. Lavi Krasney and Mr. Asher Zwebner entered into stock purchase agreements (the "Stock Purchase Agreement") whereby Mr. Yu will acquire in aggregate 2,000,000 shares of Common Stock of CDoor from Mr. Krasney and Mr. Zwebner at $0.225 per share for a total of purchase price of $450,000.

The Stock Purchase Agreements are set to close on October 31, 2006. On such date, Mr. Ka Yu will directly own 2,000,000 shares of Common Stock of CDoor which constitutes approximately 66.12% of the issued and outstanding capital stock of CDoor. In addition, Mr. Yu will be appointed a director as well as the President, CEO, CFO and Treasurer of CDoor on or prior to October 31, 2006.

This Information Statement is being furnished to provide you with certain information concerning the anticipated change in the majority of the members of CDoor's Board.

In accordance with the Stock Purchase Agreements, Mr. Lavi Krasney and Mr. Asher Zwebner were to resign as officers and directors of CDoor at closing and Mr. Ka Yu was to be appointed as a director as well as the President, CEO, CFO and Treasurer of CDoor. However, the resignations and appointment of the above named individuals cannot take place until at least 10 days after this Information Statement has been filed with the Securities and Exchange Commission and transmitted to all holders of record of securities of CDoor who would be entitled to vote at a meeting for election of directors.

In accordance with the Share Purchase Agreements and related Escrow Agreements the current Board of CDoor will be appointing Mr. Ka Yu as a director as well as the President, CEO, CFO and Treasurer of CDoor.

Please read this Information Statement carefully. It contains biographical and other information concerning the executive officers and directors. All CDoor filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Room 1580, 100F Street N.E., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of CDoor filings may be obtained from the SEC's website at http://www.sec.gov.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of October 18, 2006, regarding beneficial ownership of Common Stock by (i) each person known by CDoor (based on publicly available filings with the SEC) to be the beneficial owner of more than 5% of the outstanding shares of its Common Stock, (ii) each current director, nominee and executive officer of CDoor and (iii) all current officers and directors as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as otherwise indicated below, the shareholders listed possess sole voting and investment power with respect to their shares.

As of the date of this Information Statement, there are 3,025,000 shares of Common Stock issued and outstanding.

Name and Address                                    Amount and Nature       Percent of
of Beneficial Owner              Position        of Beneficial Ownership   Common Stock
----------------------       ----------------    -----------------------   ------------
Lavi Krasney                 CEO and Director         1,000,000                33.06%
20A Rehov Sharei Torah
Bayit Vegan, Jerusalem,
Israel L3 96387

Asher Zwebner                CFO, Secretary,          1,000,000                33.06%
20A Rehov Sharei Torah       Treasurer,
Bayit Vegan, Jerusalem,      and Director
Israel L3 96387

All current officers and                              2,000,000                66.12%
directors as a group

Notes:
  (*) Beneficial ownership of Common Stock has been determined for this purpose in accordance with Rule 13d-3 under the Exchange Act, under which a person is deemed to be the beneficial owner of securities if such person has or shares voting power or investment power with respect to such securities, has the right to acquire beneficial ownership within 60 days.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth information regarding CDoor's proposed executive officers and directors.


                                                   Principal Occupation
        Name of Nominee             Age           During the Last 5 Years
------------------------------      ---   --------------------------------------
Ka Yu                                36     Mr. Yu is currently the CEO of Far
President, CEO, CFO, Treasurer              East Union Investment Ltd. which is
and Director                                a privately owned consulting firm
                                            that is based in Hong Kong,
                                            specializing in providing
                                            cross-border business solutions,
                                            consulting and corporate finance on
                                            customer-shaped projects. He has
                                            been in that capacity since 2001.
                                            From 1996 to 2001, Mr. Yu was the
                                            Managing Director of Powerlot
                                            (Pacific) Ltd., a privately owned
                                            company, during which he initiated,
                                            organized and supervised the
                                            business of the company with over
                                            500 staff members. The business of
                                            that company consisted of garment
                                            manufacturing, logistics,
                                            telecommunications, and
                                            international trade with annual
                                            revenue exceeding $50 million USD in
                                            2001. Mr. Yu graduated from Shanghai
                                            Teacher's University in Shanghai in
                                            1991 with a bachelors of Science.


As of the date of this Statement no current or proposed director or executive officer of CDoor is or has been involved in any legal proceeding concerning: (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).


EXECUTIVE COMPENSATION

The following table sets out the compensation received by the CEO and CFO, Secretary and Treasurer of CDoor for the last three fiscal years ended December 31, 2005. CDoor did not have any other highly compensated executive officers with annual salary and bonus in excess of $100,000 per year.

                                                                  Restricted
                                                     Securities   Shares or
Name and                                  Other        Under      Restricted
Principal                                 Annual      Options       Share
Position        Year  Salary   Bonus   Compensation   Granted       Units
------------    ----  ------   -----   ------------  ---------    ----------
Lavi Krasney    2005     --      --    $   20,000        --          --
CEO             2004     --      --            --        --          --
                2003     --      --            --        --          --

Asher Zwebner   2005     --      --    $   20,000        --          --
CFO, Secretary  2004     --      --            --        --          --
and Treasurer   2003     --      --            --        --          --

No long term incentive plan awards were made to any executive officer during the fiscal year ended December 31, 2005.


Option/SAR Grants in Last Fiscal Year

No individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to any executive officer or any director since our inception, accordingly, no stock options have been exercised by any of the officers or directors in fiscal 2005.

There were no formal arrangements under which directors were compensated by CDoor during the most recently completed fiscal year for their services solely as directors.


BOARD OF DIRECTORS

Each director holds office until the next annual meeting of shareholders, and until his successor is elected and qualified. The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of shareholders and until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board. There are no family relations among any current or proposed officers or directors of CDoor.

AUDIT COMMITTEE

As of the date of this Statement, our audit committee consisted of the following directors:

         Lavi Krasney
         Asher Zwebney

None of the directors on the audit committee are deemed independent. Each member on the current audit committee also hold positions as our officers. Our audit committee is responsible for: (i) selection and oversight of our independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (iii) establishing procedures for the confidential, anonymous submission by our employees of concerns regarding accounting and auditing matters; (iv) engaging outside advisors; and (v) funding for the outside auditory and any outside advisors engagement by the audit committee.

It is anticipated that the newly constituted Board will appoint Mr. Ka Yu to the audit committee upon the resignation of Mr. Lavi Krasney and Mr. Asher Zwebney, which is anticipated to again result in there being a majority of interested directors on the audit committee.

AUDIT FEES

During the fiscal year ended December 31, 2006, CDoor expects to incur approximately $31,500.00 in fees to its principal independent accountant for professional services rendered in connection with audit of CDoor's financial statements for fiscal year ended December 31, 2006 and for the review of CDoor's financial statements for the fiscal quarters ended March 31, 2006, July 31, 2006, and September 30, 2006.

FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES

During fiscal year ended December 31, 2005, CDoor did not incur any fees for professional services rendered by its principal independent accountant for certain information technology services which may include, but is not limited to, operating or supervising or managing CDoor's information or local area network or designing or implementing a hardware or software system that aggregate source data underlying the financial statements.

ALL OTHER FEES

CDoor did not incur any other audit related fees for advice from its principal independent accountant during the fiscal year ended December 31, 2005.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act, as amended, requires CDoor's executive officers, directors and persons who beneficially own more than 10% of CDoor's Common Stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish CDoor with copies of all Section 16(a) forms they file.

Based solely upon a review of the Forms 3, 4, and 5 furnished to CDoor for the fiscal year ended December 31, 2005, CDoor has determined that its directors, officers, and greater than 10% beneficial owners complied with all applicable
Section 16 filing requirements.

DATED: October 18, 2006

                                 CDoor Corp.

                                 /s/ Asher Zwebner
                                 Asher Zwebner, CFO,
                                 Secretary, Treasurer
                                 and a Director